FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

8 April 2004

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood  NSW  2067  AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K consists of:

1) Press release dated 12 March, 2004 “CSR announces debut A$200m bond issue”, attached as Exhibit 99.1; and

2) Press release dated April 5, 2004 “CSR increasing stake in sugar refining joint ventures”, attached as Exhibit 99.2.

FORWARD-LOOKING STATEMENTS

The exhibits to this Current Report on Form 6-K contain certain forward-looking statements, including statements regarding the impact of the acquisition of the Man Group’s 25% interest in the Sugar Australia Joint Venture and in New Zealand Sugar Company Limited on CSR Limited’s earnings per share and CSR’s ability to cover the cost of capital.  CSR can give no assurances that the actual results will not differ materially from the statements contained in the exhibits.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results to differ materially from those expressed in the statements contained in the exhibits.  You should carefully consider the factors and other uncertainties and potential events identified in CSR’s annual report on Form 20-F under the heading “Forward-Looking Statements”. CSR does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

	By:	/s/ Graham Hughes
(Signature)*
Company Secretary

Date 14 April 2004

Exhibit Index

Exhibit 99.1 -	Press release dated 12 March, 2004 “CSR announces debut A$200m bond issue”

Exhibit 99.2 -	Press release dated April 5, 2004 “CSR increasing stake in sugar refining joint ventures”